UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

 -------------------------------------------------------------------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                                 POWERTEL, INC.
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   458 44L 108
                                 (CUSIP Number)

                                 April 30, 1998
                      (Date of Event Which Requires Filing
                               of this Statement)

                                 Joseph L. Hagan
                                  Ericsson Inc.
                             740 East Campbell Road
                             Richardson, Texas 75081
                            Telephone: (972) 583-0000
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                    Copy to:

                             Spencer D. Klein, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  |_|      Rule 13d-1(b)
                  |X|      Rule 13d-1(c)
                  |_|      Rule 13d-1(d)


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



CUSIP No.  458 44L 108

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  Telefonaktiebolaget LM Ericsson


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)

|_|      (b)

(3)      SEC Use Only


(4)      Citizenship or Place of Organization   Kingdom of Sweden

         Number of         (5)      Sole Voting Power   4,545,450
         Shares                                        -----------
         Beneficially      (6)      Shared Voting Power   0
         Owned by                                       ----
         Each              (7)      Sole Dispositive Power     4,545,450
         Reporting                                            -----------
         Person            (8)      Shared Dispositive Power    0
         With                                                 ----
         ----

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person  4,545,450
                                                                     -----------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)



(11)     Percent of Class Represented by Amount in Row (9)
           14.4%
         --------

(12)     Type of Reporting Person (See Instructions)   CO
                                                     ------

CUSIP No.  458 44L 108

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  Ericsson Inc.


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)

|_|      (b)

(3)      SEC Use Only


(4)      Citizenship or Place of Organization   Kingdom of Sweden

         Number of         (5)      Sole Voting Power   3,030,315.152
         Shares                                        --------------
         Beneficially      (6)      Shared Voting Power   0
         Owned by                                       ----
         Each              (7)      Sole Dispositive Power     3,030,315.152
         Reporting                                            --------------
         Person            (8)      Shared Dispositive Power    0
         With                                                 ----
         ----
(9)    Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                   3,030,315.152
                                                                  --------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


(11)   Percent of Class Represented by Amount in Row (9)
        9.6%
       ------
(12)   Type of Reporting Person (See Instructions) CO
                                                   --

CUSIP No.  458 44L 108

(1)    Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                  Ericsson Investments Limited


(2)    Check the Appropriate Box if a Member of Group (See Instructions)

|_|    (a)

|_|    (b)

(3)    SEC Use Only


(4)    Citizenship or Place of Organization   England

         Number of         (5)      Sole Voting Power   1,515,134.848
         Shares                                       ---------------
         Beneficially      (6)      Shared Voting Power   0
         Owned by                                       ----
         Each              (7)      Sole Dispositive Power      1,515,134.848
         Reporting                                            ----------------
         Person            (8)      Shared Dispositive Power   0
         With                                                 ---
         ----

(9)    Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                   1,515,134.848
                                                                  --------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)



(11)   Percent of Class Represented by Amount in Row (9)
         4.8%
        -----
(12)   Type of Reporting Person (See Instructions)   CO
                                                    ----

Item 1.           Issuer
                  (a)      Powertel, Inc.
                  (b)      1233 O.G. Skinner Drive
                           West Point, Georgia 31833

Item 2.           Person Filing

                  (a) Name of Person Filing: Telefonaktiebolaget LM Ericsson, a company organized under the laws of the Kingdom of Sweden ("LM Ericsson"), Ericsson Inc., a Delaware corporation and an indirect wholly owned subsidiary of LM Ericsson ("Ericsson Inc."), and Ericsson Investments Limited, a company organized under the laws of England and an indirect wholly owned subsidiary of LM Ericsson ("EIL").
                  (b) Address of Principal Business Office: The principal business office of LM Ericsson is Telefonvagen 30 SE-126 25, Stockholm, Sweden. The principal business office of Ericsson Inc. is 740 East Campbell Road, Richardson, Texas 75081. The principal business office of EIL is Telecommunications Centre, Ericsson Way, Burgess Hill, West Sussex RH15 9UB, England.
                  (c) Citizenship: LM Ericsson is a company organized under the laws of the Kingdom of Sweden. Ericsson Inc. is a Delaware corporation. EIL is a company organized under the laws of England.
                  (d) Title of Class of Securities: Common Stock, par value $.01 per share.
                  (e)      CUSIP Number: 458 44L 108.

Item 3.           This statement is filed pursuant to Section 240.13d-1(c).

Item 4.           Ownership

                  (a) Amount Beneficially Owned: 4,545,450 shares of Common Stock. Ericsson Inc. and EIL own 66,667 and 33,333 shares of Series A Convertible Preferred Stock, par value $.01 per share, of the Issuer, respectively, or 100,000 shares in the aggregate, each of which is convertible at the option of the holder at any time after June 28, 1998 into 45.4545 shares of Common Stock.
                  (b)      Percent of Class: 14.4%
                  (c)      Number of shares as to which the person has:
                           (i)      Sole Voting Power: 4,545,450
                           (ii)     Shared Voting Power: 0
                           (iii)    Sole Dispositive Power: 4,545,450
                           (iv)     Shared Dispositive Power: 0

Item 5.           Ownership of Five Percent or Less of a Class

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group

                  Not Applicable.

Item 9.           Notice of Dissolution of Group

                  Not Applicable.

Item 10.          Certifications

                  (a)      Not Applicable.

                  (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

                  After reasonable inquiry to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 7, 1998


                                          TELEFONAKTIEBOLAGET LM ERICSSON


                                          By /s/ Erling Blomme
                                             ----------------------------------
                                              Name:  Erling Blomme
                                              Title: SVP Legal Affairs


                                          By /s/ Johan Fant
                                             ----------------------------------
                                              Name:  Johan Fant
                                              Title: SVP Finance Control


                                          ERICSSON INC.


                                          By /s/ David A. Hampel
                                             ----------------------------------
                                              Name:  David A. Hampel
                                              Title: Assistant Secretary


                                          ERICSSON INVESTMENTS LIMITED


                                          By /s/ M.R. Elkerton
                                             ----------------------------------
                                              Name:  M.R. Elkerton
                                              Title: Company Secretary